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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                             Amendment No. 3 to

                               SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section 14(d)(1) of
                    the Securities Exchange Act of 1934
                        ----------------------------

                          SIMULATION SCIENCES INC.
                         (Name of Subject Company)

                                 SIEBE PLC
                            S ACQUISITION CORP.
                                 (Bidders)
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                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)


                                 829213107
                   (CUSIP Number of Class of Securities)

                        ----------------------------

                              David K. Robbins
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

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          This Amendment No. 3 filed on May 19, 1998 to the Schedule 14D-1 filed on April 21, 1998, as thereafter amended, relates to the offer by S Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share of Simulation Sciences Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Stockholders Rights Agreement dated as of August 13, 1997, as amended on April 17, 1998, by and between the Company and Harris Trust Company of California, as Rights Agent (the "Shares"), at a price of $10.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

          This is the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule. The tender offer terminated at 12:00 midnight, New York City time, on Monday, May 18, 1998. A total of approximately 13,891,721 Shares were properly tendered and not withdrawn as of the termination of the tender offer (including 490,563 Shares tendered by notice of guaranteed delivery). This represented approximately 97.9% of the issued and outstanding Shares of the Company.

ITEM 7. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

          Item 7 is hereby amended to add the following:

Effective as of May 18, 1998, S Sub Corp. and Offeror entered into an Assignment and Assumption Agreement pursuant to which Offeror assigned to S Sub Corp. and S Sub Corp. assumed Offeror's rights and obligations to purchase Shares tendered pursuant to the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          Item 11 is hereby amended to add the following exhibit:

(a)(11) Press Release, as issued by Parent on May 19, 1998.


                                 SIGNATURES

          After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

May 19, 1998


                                         SIEBE PLC


                                         By: /s/ Dr. George W. Sarney
                                             -----------------------------
                                             Name:   Dr. George W. Sarney
                                             Title:  Director


                                         S ACQUISITION CORP.


                                         By: /s/ James C. Bays
                                             -----------------------------
                                             Name:   James C. Bays
                                             Title:  Vice President



                               EXHIBIT INDEX
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Exhibit
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 (a)(11)       Form of Press Release, as issued by Parent on May 19, 1998.